UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&F Mortgage Corporation 401(k) Plan

1400 Alverser Drive

Midlothian, Virginia 23113

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The C&F Mortgage Corporation 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4-9

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at December 31, 2006	10-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

C&F Mortgage Corporation 401(k) Plan

Midlothian, Virginia

We have audited the accompanying statements of net assets available for benefits of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the C&F Mortgage Corporation 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
June 28, 2007

C&F MORTGAGE CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value	$9,524,841	$7,548,929

Receivables:
Employer contribution	226,834	263,069
Employee deferrals	60	809
Dividends	5,197	3,664

Total receivables	232,091	267,542

Cash	17,966	37,398

Net assets available for benefits	$9,774,898	$7,853,869

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(k) PLAN

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,038,693	$514,488
Interest and dividends	21,255	17,598

	1,059,948	532,086

Contributions:
Employer	226,834	263,069
Participants	1,001,731	975,108
Rollover and other contributions	97,874	17,040

	1,326,439	1,255,217

Total additions	2,386,387	1,787,303

Deductions from net assets attributed to:
Benefits paid to participants	412,410	1,326,138
Administrative expenses	52,948	44,415

Total deductions	465,358	1,370,553

Net increase	1,921,029	416,750

Net assets available for benefits:
Beginning of period	7,853,869	7,437,119

End of period	$9,774,898	$7,853,869

See Notes to Financial Statements.

C&F MORTGAGE CORPORATION 401(k) PLAN

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the C&F Mortgage Corporation 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained by C&F Mortgage Corporation and Subsidiaries (Company), a wholly-owned subsidiary of C&F Bank, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. The subsidiaries of the Company include C&F Title Agency, Inc., Certified Appraisals LLC and Hometown Settlement Agency LLC. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant may elect to defer from 1% to 100% of compensation, subject to statutory limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company may make a discretionary profit sharing contribution, determined annually by its Board of Directors. The contribution is allocated in proportion to a participant’s contributions in relation to the total contributions of all participants. Discretionary contributions declared or made by the Company, net of forfeitures, were $226,834 and $263,069 during the plan years ended December 31, 2006 and 2005, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

The Plan’s vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company’s contributions occurs as follows:

Number of Years of Vesting Service	Vested Interest
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions into over 50 separate investment options. The options include managed accounts, pooled separate accounts and guaranteed interest accounts. Prior to March 31, 2007, participants could also choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Participants may change their investment options two times per month.

Commencing March 31, 2007, participants may no longer invest in Employer Common Stock. Each participant may elect to liquidate his or her investment in Employer Common Stock on designated transfer dates. The liquidation proceeds will be invested in accordance with each participant’s latest allocation instructions for ongoing contributions with John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) as of the transfer date. If a participant makes no election by December 15, 2007, the balance in his or her investment in Employer Common Stock will be liquidated and transferred in accordance with the participant’s investment options as of that date.

Payment of Benefits

Upon retirement or termination of service a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant and filed with the administrator at least 30 days before the benefit payment date. A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an IRA selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another

Notes to Financial Statements

employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding. A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

Forfeited Accounts

For the years ended December 31, 2006 and 2005, forfeited nonvested accounts totaling $16,990 and $33,906, respectively, were used to reduce employer contributions.

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in managed accounts and pooled separate accounts of John Hancock USA represent ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of the investment in each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the managed accounts and the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan’s Guaranteed Interest Accounts guarantee a rate of return for a defined term. The assets are commingled with other assets of John Hancock USA’s general account and are reported at fair value as determined by John Hancock USA. Common stock is stated at the fair value determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes to Financial Statements

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for benefits.

Benefit Payments

Benefit payments are recorded when paid.

Note 3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the portion of their account not previously vested.

Note 4.	Investments

The following tables present investments for the years ended December 31, 2006 and 2005 that represent 5 percent or more of the Plan’s net assets.

December 31, 2006
John Hancock Lifestyle Fund – Aggressive Portfolio	$1,399,826
John Hancock Lifestyle Fund – Balanced Portfolio	915,530
John Hancock Lifestyle Fund – Growth Portfolio	1,984,664
C&F Financial Corporation – Employer Common Stock	674,878

December 31, 2005
Manulife Lifestyle Fund – Aggressive Portfolio	$1,063,777
Manulife Lifestyle Fund – Balanced Portfolio	739,952
Manulife Lifestyle Fund – Growth Portfolio	1,622,290
John Hancock Money Market Fund	399,948
C&F Financial Corporation – Employer Common Stock	515,698

Notes to Financial Statements

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,038,693 and $514,488, respectively, as follows:

	December 31,
	2006	2005
Managed and pooled separate accounts	$1,003,693	$554,854
Employer Common Stock	34,624	(39,142)
Guaranteed investment contracts	376	(1,224)

	$1,038,693	$514,488

Note 5.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 17, 2005, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt. This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by John Hancock USA. John Hancock USA is a custodian, as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the indirect parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations, and the fair value of Employer Common Stock is based on quotes from an active market.

As described in Note 1, commencing March 31, 2007, participants may no longer invest in Employer Common Stock.

Notes to Financial Statements

Note 7.	Administrative Expenses

All administrative expenses are absorbed by the Plan.

Note 8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9.	Reconciliation of Financial Statements to Form 5500

Financial information reported on the 2006 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2006
	Net Assets Available For Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$9,774,898	$1,921,029
Less benefits payable at December 31, 2006	(82,236)	(82,236)

As reported on Form 5500	$9,692,662	$1,838,793

C&F MORTGAGE CORPORATION 401(k) PLAN

Schedule of Assets Held for Investment Purposes

EIN: 54-1773964 Plan No. 001

December 31, 2006

Description of Asset/Identity of Issue	Fair Value
Managed Accounts
*John Hancock Lifestyle Fund-Aggressive Portfolio	$1,399,826
*John Hancock Lifestyle Fund-Balanced Portfolio	915,530
*John Hancock Lifestyle Fund-Conservative Portfolio	94,729
*John Hancock Lifestyle Fund-Growth Portfolio	1,984,664
*John Hancock Lifestyle Fund-Moderate Portfolio	273,020

4,667,769

Pooled Separate Accounts
*John Hancock American Century Vista	8,934
*John Hancock Oppenheimer Developing Markets Fund	285,796
*John Hancock Mutual Discovery Fund	4,132
*John Hancock Quantitative Value Fund	15,946
*John Hancock Templeton Foreign Fund	16,182
*John Hancock TRP Blue Chip Fund	31,684
*John Hancock Jennison Growth Fund	134,603
*John Hancock Lord Abbett Mid Cap Value Fund	2,596
*John Hancock Fidelity Advisor Dividend Growth Fund	41,376
*John Hancock TRP Spectrum Income Fund	36,615
*John Hancock 500 Index Fund	160,582
*John Hancock Legg Mason Growth Fund	113,054
*John Hancock Wietz Partners Value Fund	55,410
*John Hancock DWS RREEF Real Estate Fund	123,070
*John Hancock Mutual Beacon Fund	40,705
*John Hancock TRP Science & Technology Fund	231,084
*John Hancock Legg Partners Small Cap Value Fund	29,921
*John Hancock Quantitative Mid-Cap Fund	77,932
*John Hancock Franklin Small/Mid-Cap Growth Fund	71,593
*John Hancock Legg Mason Value Fund	2,172
*John Hancock AIM Small-Cap Growth Fund	7,432
*John Hancock Domini Social Equity Fund	7,514
*John Hancock Excelsior Value & Restructuring Fund	57,260
*John Hancock Oppenheimer Global Fund	26,938
*John Hancock Short Term Federal Fund	10,727
*John Hancock PIMCO Total Return Fund	102,068
*John Hancock Davis New York Venture Fund	72,977
*John Hancock Franklin Balance Sheet Fund	187,400
*John Hancock AIM Constellation Fund	7,992

Carried Forward	$1,963,695

C&F MORTGAGE CORPORATION 401(k) PLAN

Schedule of Assets Held for Investment Purposes

EIN: 54-1773964 Plan No. 001

(Continued)

December 31, 2006

Description of Asset/Identity of Issue	Fair Value
Carried Forward	$1,963,695

Pooled Separate Accounts (cont’d)
*John Hancock Templeton World Fund	3,377
*John Hancock Templeton Foreign Small Company Fund	91,948
*John Hancock TRP Equity Income Fund	126,871
*John Hancock Legg Partners Aggressive Growth Fund	177,161
*John Hancock Total Stock Market Index Fund	6,047
*John Hancock Small-Cap Index	55,428
*John Hancock PIMCO Real Return Fund	2,152
*John Hancock American Funds American Balanced Fund	298,494
*John Hancock American Funds Washington Mutual Investors Fund	54,347
*John Hancock American Funds Investment Company of America	51,241
*John Hancock DWS Mid Cap Growth Fund	74,973
*John Hancock Merrill Lynch Large-Cap Value Fund	26,407
*John Hancock American Funds Growth Fund of America	304,241
*John Hancock American Funds EuroPacific Growth Fund	302,750
*John Hancock American Century Small Company Fund	43,840
*John Hancock Quantitative All Cap Fund	6,779
*John Hancock Mid-Cap Index Fund	7,018
*John Hancock Salomon Brothers High-Yield Fund	1,606
*John Hancock International Equity Index Fund	66
*John Hancock Emerging Growth Fund	3,790
*John Hancock Royce Opportunity Fund	6,146
*John Hancock Explorer Fund	19
*John Hancock Money Market Fund	480,634

4,089,030

Common Stock
*C&F Financial Corporation – Employer Common Stock	674,878

Guaranteed Interest Accounts
Guaranteed Investment Contract	93,164

Total assets held for investment purposes	$9,524,841

*	Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&F MORTGAGE CORPORATION 401(k) PLAN
(Name of Plan)

Date June 28, 2007	/s/ Bryan E. McKernon
Bryan E. McKernon, President & Chief Executive Officer
C&F MORTGAGE CORPORATION, Plan Administrator